SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2001


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


     For the transition period from              to
                                    ------------    ------------


              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 ASSOCIATED BANC-CORP
                                 PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                                 /s/ James A. Noffke
                                 ------------------------------------------
                                     James A. Noffke, Chairman
                                     Retirement Program Committee

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS



                                                                        Page(s)
--------------------------------------------------------------------------------

Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits,
  December 31, 2001 & 2000                                                  2

Statements of Changes in Net Assets Available for Plan Benefits,
  Years Ended December 31, 2001 & 2000                                      3

Notes to Financial Statements                                            4-10

Schedule of Assets Held for Investment
  Purposes, December 31, 2001                                           11-12

                          Independent Auditors' Report

Associated Trust Company and
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan
(Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  KPMG LLP
----------------------------

May 16, 2002

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000


                                                        2001           2000
-------------------------------------------------------------------------------
Assets:
   Investments, at fair value:
     Common trust funds                           $ 117,985,785   $ 136,341,474
     Common stocks                                   98,594,263      98,138,946
      Mutual funds                                   14,600,367               0
     Loans to participants                            1,008,842       1,270,399
-------------------------------------------------------------------------------
Total Investments                                   232,189,257     235,750,819
Cash and cash equivalents                               147,948         264,984
Accrued interest and dividends
  receivable                                                137             864
Cash surrender value of insurance                       246,586         320,417
Employer contribution receivable                      9,591,312       6,756,869
Other, net                                                   28          (4,004)
-------------------------------------------------------------------------------
Net assets available for plan benefits            $ 242,175,268   $ 243,089,949
===============================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2001 and 2000


                                                        2001           2000
-------------------------------------------------------------------------------
Additions:
Investment Income:
   Appreciation (depreciation) in fair
      value of investments                       $   5,420,876   $  (7,545,385)
   Interest and dividends                            3,765,186       3,873,792
-------------------------------------------------------------------------------
Total investment income                              9,186,062      (3,671,593)
Participant contributions                            7,108,065       6,920,464
Employer contributions                               9,591,312       6,756,869
Rollover contributions                                 738,340         975,809
Transfer of net assets from other plans                      0       4,879,510
-------------------------------------------------------------------------------
Total additions                                     26,623,779       15,861,059

Deductions:
   Distribution to participants                      26,877,762      28,483,287
   Insurance premiums                                    33,770          38,330
   Other                                                    769               0
   Administrative expenses                              626,159         598,886
-------------------------------------------------------------------------------
Total deductions                                     27,538,460      29,120,503
Net decrease in net
   assets available for plan benefits                  (914,681)    (13,259,444)
Net assets available for plan benefits:
   Beginning of year                                243,089,949     256,349,393
-------------------------------------------------------------------------------
End of year                                       $ 242,175,268   $ 243,089,949
-------------------------------------------------------------------------------
See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

     (1)  Description of the Plan

          The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

          Background

          Associated Banc-Corp (Company) has established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Plan Mergers

          Assets were merged into the Plan as follows during the year ended December 31, 2000:

          On July 14, 2000, certain net assets of Bank Windsor 401(k) Retirement Plan totaling $631,617 were merged into the Plan.

          On August 17, 2000, certain net assets of Riverside Bank 401(k) Profit Sharing Plan totaling $4,142,759 were merged into the Plan.

          On October 26, 2000, the remaining net assets consisting of loans to participants from the Riverside Bank and the Bank Windsor Plans totaling $105,134 were merged into the Plan.

          Participants

          Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan upon completion of 30 days employment if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

          Contributions

          In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum percentage set by the Retirement Program Committee (10% in 2001 and 2000) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

          The Plan provides for a Company Matching contribution based upon the participant's salary deferral in the amount of 50% on the first 6% deferred for plan participants who have met the service requirements.

          The Plan provides for discretionary Company contributions under the profit sharing provision of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

          Vesting

          Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company's discretionary profit sharing contribution:

          ----------------------------------------------------------------------
          Years of Service                                    Vested Percentage
          ----------------------------------------------------------------------
          Less than three                                              0%
          Three but less than four                                    50%
          Four but less than five                                     75%
          Five or more                                               100%
          ----------------------------------------------------------------------

          Forfeitures

          Upon termination, the non-vested portion of Company contributions and the earnings thereon become subject to forfeiture. Forfeitures were approximately $627,000 and $446,000 in 2001 and 2000 respectively. These forfeitures were allocated to remaining active participants based on compensation. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is re-employed by the Company.

          Investment of Plan Assets

          Participants have the right to direct that investments be made in the Balanced Fund, Money Market Fund, Intermediate Term Bond Fund, Diversified Stock Fund, Common Stock Fund, Foreign Equity Fund, Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock Fund, Berger Small Cap Value Fund, Dodge & Cox Stock Fund, Invesco Dynamics Fund Investor, Janus Overseas Fund, RS Diversified Growth Fund, Vanguard 500 Index Fund Inv. Shs, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

          Balanced Fund - Invests primarily in fixed income investments and common stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Balanced Fund.

          Money Market Fund - Invests primarily in U.S Treasury bills and repurchase agreements. Actual investments made by the trustee are into the Associated Trust Company, N.A. Cash Management Fund.

          Intermediate Term Bond Fund - Invests primarily in U.S. Treasury obligations, fixed income corporate bonds with a rating of "A" or better and high-quality real estate mortgages, and common trust funds with similar characteristics. Actual investments made by the trustee are into the Associated Trust Company, N.A. Intermediate Term Bond Fund.

          Diversified Stock Fund - Invests primarily in common stocks, common funds managed by the Company's trust department, or mutual funds expected to achieve capital and income growth. Actual investments made by the trustee are into the Associated Trust Company, N.A. Diversified Stock Fund.

          Common Stock Fund - Invests primarily in common stocks included in the S&P 500 Index. Actual investments made by the trustee are into the Associated Trust Company, N.A. Common Stock Fund.

          Foreign Equity Fund - Invests primarily in attractively valued foreign common stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Foreign Equity Fund.

          Emerging   Growth  Fund  -  Invests  in   equities   issued  by  small
          capitalization, fast growing companies.

          Equity Income Fund - This fund allocates assets among common stocks, bonds, and money-market instruments. The asset mix is varied according to relative attractiveness of the asset classes; there is no limitation as to the amount of assets in each class.

          Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock and cash equivalents.

          Berger Small Cap Value Fund - Invests primarily in common stocks of small companies the Advisor believes are undervalued.

          Dodge & Cox Stock Fund - Invests in long-term growth of principal and income. Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

          Invesco Dynamics Fund Investor - Invests primarily in common stocks of domestic companies.

          Janus Overseas Fund - Invests in a diversified  portfolio of primarily
          foreign  stocks.   Seeks  fast  growing   companies  in  fast  growing
          industries.

          RS Diversified Growth Fund - Invests primarily in common and preferred stocks and warrants. Fund seeks long-term capital growth.

          Vanguard 500 Index Fund Inv Shs - Seeks to track the S&P 500 Index as closely as possible. Invests in each of the Index 500 stocks according to each stock's weighting in the Index.

          Weitz Value Fund - Invests primarily in equity securities. Seeks capital appreciation from securities trading at prices lower than their intrinsic values.

          Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

          Certain participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this.

          A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

          Valuation of Plan Assets

          Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

          Distributions

          Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the date of distribution.

          Termination of Plan

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

     (2)  Summary of Significant Accounting Policies

          The accounting policies followed by the Plan conform to accounting principles generally accepted in the United States of America for such plans. The more significant policies are as follows:

          Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis.

          Investments

          Investments are valued at market prices. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

          Reclassification

          Certain 2000 amounts have been reclassified to conform with the 2001 presentation.

     (3)  Investments

          The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                                                    2001          2000
          ------------------------------------------------------------------------------------------------
          Associated Banc-Corp Common Stock Fund                                $98,594,263   $98,102,133
          Associated Trust Company, N.A. Diversified Stock Fund                  40,917,044    54,559,181
          Associated Trust Company, N.A. Balanced Fund                           35,645,549    41,074,500
          Associated Trust Company, N.A. Cash Management Fund                    18,906,063    19,554,431
          Associated Trust Company, N.A. Intermediate Term Bond Fd               12,828,771           N/A
          ------------------------------------------------------------------------------------------------

          N/A - Not Applicable

          During 2001 and 2000, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value by $5,420,876 and $(7,545,385), respectively, as follows:


                                    2001            2000
                                    ----            ----
          Common Stocks        $ 15,415,012    $ (3,491,240)
          Common Trust Funds     (8,445,979)     (4,054,145)
          Mutual Funds           (1,548,157)              0
                               ------------    ------------

          Total                $  5,420,876    $ (7,545,385)
                               ============    ============

     (4)  Transactions with Related Parties

          The Associated Banc-Corp Common Stock Fund at December 31, 2001 and 2000 included 2,758,480 shares and 3,181,390 shares, respectively, of common stock of the Company with fair values of $97,346,759 and $96,634,721, respectively. Dividend income from Company stock totaled $3,623,043 and $3,754,113 in 2001 and 2000, respectively.

          Associated   Trust  Company,   N.A.   performs  asset  management  and
          participant   recordkeeping   for  the  Plan.   Asset  management  and
          recordkeeping fees totaled $626,159 and $598,886 in 2001 and 2000, respectively.

     (5)  Benefits Payable

          Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

          As of December 31, 2001 and 2000, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $1,153,829 and $1,848,406 payable within the first month of 2002 and 2001, respectively, were recorded as benefits payable on the Form 5500 but not on the accompanying financial statements. Additionally, distributions to participants reported on the statement of changes exceeds the amount reported on the Form 5500 by $694,577 because of the benefits payable amounts noted above.

     (6)  Income Taxes

          The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

          Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

      (7) Subsequent Events

          For the 2002 Plan year, there is no longer a 10% salary deferral limit in place; participant deferrals are strictly limited by the IRC 402(g) statutory limit of $11,000 (as indexed) per year.

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes
December 31, 2001

--------------------------------------------------------------------------------------------------------
                                                 Description of investment,
                                                 including maturity date,
Identity of issue, borrower,                     rate of interest, collateral par,            Current
Lessor, or similar party                         or maturity value                             Value
--------------------------------------------------------------------------------------------------------
* Associated Banc-Corp Common Stock                    2,607,803 units                      $98,594,263
  Fund
--------------------------------------------------------------------------------------------------------
  Total Common Stocks                                                                       $98,594,263
--------------------------------------------------------------------------------------------------------
* Associated Trust Company, N.A.
  Common Stock Fund                                       50,096 units                      $ 7,266,616

* Associated Trust Company, N.A.
  Emerging Growth Fund                                    26,840 units                          491,635

* Associated Trust Company, N.A.
  Capital Appreciation Fund                                5,354 units                          171,376

* Associated Trust Company, N.A.
  Balanced Fund                                          577,219 units                       35,645,549

* Associated Trust Company, N.A.
  Equity Income Fund                                       6,241 units                          392,352

* Associated Trust Company, N.A. Cash
  Management Fund                                     15,728,328 units                       18,906,063

* Associated Trust Company, N.A. Diversified
  Stock Fund                                             449,526 units                       40,917,044

* Associated Trust Company, N.A. Foreign
  Equity Fund                                             36,005 units                        1,366,379

* Associated Trust Company, N.A.
  Intermediate Term Bond Fund                            615,678 units                       12,828,771

--------------------------------------------------------------------------------------------------------
Total Common Trust Funds                                                                   $117,985,785

Berger Small Cap Value Fund                               30,080 shares                    $    846,755

Dodge & Cox Stock Fund                                    11,558 shares                       1,161,739

Invesco Dynamics Fund Investor                           147,951 shares                       2,356,853

Janus Overseas Fund                                       56,713 shares                       1,151,280

RS Diversified Growth Fund                                92,038 shares                       2,140,803

Vanguard Index 500 Fund, Inv. Shares                      58,106 shares                       6,152,811

Weitz Value Fund                                          23,042 shares                         790,126

--------------------------------------------------------------------------------------------------------
Total Mutual Funds                                                                         $ 14,600,367
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Loans to Participants  (5.00% - 10.50%)                                                    $  1,008,842
--------------------------------------------------------------------------------------------------------

Total Assets Held for Investment Purposes                                                  $232,189,257

Cash Surrender Value:

Penn Mutual Life Insurance Co.                                                             $    171,494

General American Life Ins. Co.                                                                   75,092

--------------------------------------------------------------------------------------------------------

Total Cash Surrender Value                                                                 $    246,586

--------------------------------------------------------------------------------------------------------

Cash Equivalents:

Goldman Sachs Financial Square Prime Obligations Fund                                            26,391

Cash                                                                                            121,557

--------------------------------------------------------------------------------------------------------

Total Cash Equivalents                                                                     $    147,948

--------------------------------------------------------------------------------------------------------

* Denotes a party-in-interest See accompanying independent auditors' report.

                         CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Associated Banc-Corp:

We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated May 16, 2002 relating to the statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held for investment purposes, at December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan.


/s/  KPMG LLP
-------------------------------

Chicago, Illinois
June 19, 2002